Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE
LABOPHARM ANNOUNCES DETAILS FOR FIRST QUARTER
RESULTS CONFERENCE CALL AND ANNUAL MEETING

LAVAL, Québec (April 23, 2009) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced the dates and times of its first quarter fiscal 2009 results conference call and Annual Meeting of Shareholders.

First Quarter Results Conference Call
On Thursday, May 7 at 8:30 a.m. (ET) Labopharm will host a conference call to discuss its first quarter 2009 financial results. Labopharm will report its first quarter 2009 financial results via news release at approximately 7:00 a.m. the same day.

To access the conference call by telephone, dial 416-644-3420 or 1-800-732-0232.  Please connect approximately 15 minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until Thursday, May 14, 2009 at midnight.  To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21303738#.

A live audio webcast of the conference call will be available at www.labopharm.com. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

Annual Meeting of Shareholders
Labopharm will hold its Annual Meeting of Shareholders on Thursday, May 7 at 11:00 am ET at the Montreal Museum of Fine Arts, Maxwell-Cummings Auditorium, 1379 Sherbrooke Street West, Montreal, Quebec.

A live webcast of the meeting will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the meeting to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above website for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and its second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

For more information, please contact:
At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com